April 20, 2006

Allen Chao, Ph.D.
Chairman, President
And Chief Executive Officer
Watson Pharmaceuticals, Inc.
311 Bonnie Circle
Corona, California 92880-2882

Re: Watson Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 10, 2006
File No. 001-13305

Dear Dr. Chao:

We have limited our review of your filing to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 7. Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 36

Liquidity And Capital Resources, page 48

Long-term Obligations, page 51

1. Please provide to us, in disclosure type format, a revised version of your contractual obligation table that includes interest to be paid related to your "Long-

term debt" because it does not appear that you included the interest obligations in this table.

Critical Accounting Estimates, page 52

Revenue and Provision for Sales Returns and Allowances, page 53

2. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows, provide us the following information in disclosure-type format:

    a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

    b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

    c) To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

    d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

    e) A roll forward of the liability for each estimate for each period presented showing the following:
        *   Beginning balance,
        *   Current provision related to sales made in current period,
        *   Current provision related to sales made in prior periods,
        *   Actual returns or credits in current period related to sales made in current period,
        *   Actual returns or credits in current period related to sales made in prior periods, and
        *   Ending balance.

      f)   In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Inventory Valuation, page 53

3. Regarding your Inventory reserve estimates included in Schedule II page F-38, please provide to us, in disclosure type format, a discussion of the significant assumptions underlying the estimates. Disclose how accurate they have been in the past (including future risks associated with product recalls), how much they have changed in the past, whether they are reasonably likely to change in the future, and, if so, whether any reasonably likely change would be material. In so doing, please include a roll-forward table of the amount of your reserve estimates for each period presented that shows the following: 1) beginning balance, 2) current provision related to factors in current period, 3) current provision related to factors occurring in prior periods 4) ending balance. If you are unable to provide the above-noted rollforward, please quantify the amount of changes in estimates in subsequent periods or explicitly state that no material revisions were recognized, if true.

Liquidity and Capital Resources, page 48

4. You state that accounts receivable was higher at December 31, 2005 primarily due to a higher mix of generic versus brand receivables. Receivables from generic sales have higher days' sales outstanding than brand sales. However, we note that the level of generic and branded sales in the fourth quarter of 2005 was about the same as in the fourth quarter of 2004. Please reconcile our observation to your explanation for the increase in accounts receivable in 2005 and provide us additional proposed explanatory disclosure.

Consolidated Financial Statements, page F-1

Notes To Consolidated Financial Statements, page F-9

Note 2 - Summary of Significant Accounting Policies, page F-9

Goodwill, Product Rights and Other Intangible Assets, page F-11

5. Since cost of sales excludes amortization and impairment of acquired developed product rights, include a parenthetical disclosure after the caption cost of sales that discloses this omission. Gross profit presentation and discussion throughout

the filing should be avoided unless amortization and impairment of acquired developed product rights is included in cost of sales or the disclosure makes clear the exclusion. Tell us how you will comply with this comment in your next filing.

Note 11 – Operating Segments, page F-31

6. Provide us disclosure required by paragraph 37 of FAS 131 to be included in future filings.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant